Exhibit 99.103

WonderFi Joins Canadian Web3 Council as Founding Member and Announces Appointment of Ameer Rosic as Independent Director

Vancouver, British Columbia--(Newsfile Corp. - March 29, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX:WNDR) (the "Company" or "WonderFi") today announced that it has joined the Canadian Web3 Council as a founding member alongside other leading Web3 companies including Wealthsimple and Dapper Labs.

The Canadian Web3 Council is a non-profit trade association that strives to position Canada as a leader in Web3 technology such as blockchain and cryptocurrency and will advocate for a national Web3 strategy to support a more transparent and inclusive digital economy.

Web3 has quickly evolved from a technology used by hobbyists to a global industry currently valued at more than US$1.8 trillion. Web3 technologies are transforming the internet, financial, and digital services. Beyond its incredible economic potential, it offers new standards of efficiency, transparency, and coordination that are critical to helping solve some of the greatest challenges facing the digital economy.

"WonderFi is proud to join the Canadian Web3 Council as a founding member. Our mission is to create compliant access to digital assets through centralized and decentralized platforms including Bitbuy, Canada's first regulated Crypto Marketplace" commented WonderFi CEO Ben Samaroo. "We look forward to collaborating with other council members and policymakers to help establish Canada as a leading destination for Web3 innovators and entrepreneurs."

WonderFi is also pleased to announce the appointment of Ameer Rosic to its Board of Directors, effective March 24, 2022. Ameer Rosic is a serial entrepreneur, marketing expert, angel investor and a long standing Web3 evangelist. In 2016, Mr. Rosic co-founded BlockGeeks with Dmitry Buterin, and today it is one of the largest blockchain education and resource hubs on the internet. Through Rosic Media, a niche digital marketing firm, he has helped a number of prominent Direct To Consumer brands with implementing effective marketing, growth and customer acquisition strategies.

Mr. Rosic is an active participant in the crypto ecosystem as an investor and advisor with leading DeFi protocols including Badger Dao, Synthetix and Thorchain which collectively represent approximately $3 billion in total value locked and have seen billions of dollars of transaction volume since inception.

Ben Samaroo commented "we're excited to have Ameer join us, bringing his many years of experience in working with, evaluating and supporting leading crypto companies and DeFi protocols, along with a wealth of experience around content and education that is a key focus for WonderFi as we expand our efforts on user acquisition into our ecosystem."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is a Canadian owned and operated digital asset marketplace, and the first licensed crypto marketplace in Canada. Bitbuy's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. Bitbuy is proudly registered as a restricted dealer and is Canada's first registered digital asset marketplace in Canada. Bitbuy's head office is in downtown Toronto, with over 85 employees. In addition to its registration as a Marketplace and Restricted Dealer, Bitbuy is also registered with FINTRAC as a Money Services Business under the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations making it The crypto destination of investors.TM

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the appointment of certain board members of Bitbuy and the timing of the conference call.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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